Cooper Industries
P. O. Box 4446
Houston, TX 77210-4446
600 Travis, Suite 5800
Houston, TX 77002
Phone: 713-209-8400
April 13, 2009
VIA EDGAR CORRESPONDENCE FILE
Ms. Melissa Kindelan
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Cooper Industries, Ltd. (“Cooper”)
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 27, 2009
File No. 1-31330
Dear Ms. Kindelan:
This is in response to the comment letter dated April 8, 2009 with respect to the above referenced file. Cooper has requested an extension to respond to the comment letter until April 30, 2009. I understand the extension is acceptable to the SEC.
Sincerely,
/ s / Rick L. Johnson
Rick L. Johnson
Vice President, Controller
and Chief Accounting Officer
cc: Terry A. Klebe